SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 15, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES THE LAUNCH OF 4G SERVICES IN ISRAEL

PARTNER COMMUNICATIONS ANNOUNCES THE LAUNCH
OF 4G SERVICES IN ISRAEL

Rosh Ha’ayin, Israel, July 15, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces today the launch of 4G services for the first time in Israel.

As of today, July 15, 2014, the Company will enable its customers that own handsets which support the 4G technology to benefit from advanced services based on this technology in areas in which the 4G network is already deployed, without any additional payment for these services until the completion of additional frequencies allocation by the Ministry of Communications as part of the 4G frequencies tender that was published on July 2, 2014. The allocation of the additional frequencies will enable the realization of the full 4G technology advantages.

For further details regarding the 4G frequencies tender, please see the Company's press release and immediate report (on Form 6-K) dated July 3, 2014, at: http://maya.tase.co.il/bursa/report.asp?report_cd=907443 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314002218/zk1415195.htm.

The launch of the 4G services solely on a 5 MHz frequencies bandwidth is possible following the receipt of the Ministry of Communications' approval that allows the Company to convert the use of 5 MHz bandwidth frequencies in the 1800 MHz spectrum, that was allocated to the Company in the past for another technology, for the use of 4G technology ("the Ministry of Communications' Approval").

In parallel to the Ministry of Communications' Approval granted to the Company, the Ministry of Communications will also allow the use of 5 MHz bandwidth frequencies in the 1800 MHz spectrum for 4G services, for two other incumbent cellular operators.

The Ministry of Communications' Approval is subject to the following conditions:

1.
Replacement of the frequencies band - the Ministry of Communications will be allowed to require the Company to terminate the use of the relevant frequency band and instead to allocate another frequency band of an identical width. The Company will act in accordance with the Ministry of Communication's said requirement, without any compensation or consideration.

2.
National roaming and MVNO hosting - the Company must allow the subscribers of the operators and the MVNOs with whom the Company has engaged in hosting agreements for the provision of roaming services, to benefit from the 4G services without discrimination with respect to the level of service compared to the Company's subscribers.

3.
Technological upgrade in the periphery areas - the Ministry of Communications has determined that the 4G network deployment will be carried out in a deployment ratio of 1:1 between central areas and periphery areas.

4.
Tariffs - the Ministry of Communications has determined that until the completion of the frequencies allocation, the Company will not be allowed to charge an extra payment for 4G services from the population that will be provided with the services.

Mr. Haim Romano, Partner's CEO, noted: "We are proud to be the first company to provide its customers with 4G services with the widest deployment. Partner's organizational vision is to lead in progress and technological innovation and today we are pleased to fulfill again our promise and to launch the first 4G network for the benefit of the public in Israeli."

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: July 15, 2014